

Mail Stop 3561

June 27, 2017

Mr. Scott M. Settersten
Chief Financial Officer, Treasurer and Assistant Secretary
Ulta Beauty, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, IL 60440

> **Re:** **Ulta Beauty, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 28, 2017**
> **File No. 1-33764**

Dear Mr. Settersten:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm, page 46

1. We note that the audit performed by your independent registered public accounting firm includes the financial statement schedule listed in the Index at Item 15; however, no opinion was provided on the financial statement schedule. Please confirm to us that your independent registered public accounting firm audited the financial statement schedule. Also, in future filings, please ensure that the audit opinion included in your filing opines on both the financial statements and any financial statement schedule. Refer to Rule 5-04(c) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products